Filed by Reuters Group PLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Reuters Group PLC
Commission File No.: 333-08354
The following are extracts of a transcript of a management presentation given by Reuters Group PLC on October 25, 2007 at 12:30 pm, London time. The filing of this transcript under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.
The following extracts contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
o	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

o	the approval of the proposed Transaction by Reuters shareholders;

o	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

o	the effect of regulatory conditions, if any, imposed by regulatory authorities;

o	the reaction of Thomson’s and Reuters customers, employees and suppliers;

o	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

o	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.
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REUTERS
Q3 2007 RESULTS CONFERENCE CALL
Thursday, 25 October 2007
          Miriam McKay: Ladies and gentlemen, good morning and welcome to Reuters third quarter conference call. It is my pleasure to introduce David Grigson, our CFO, who is with me here in London and will walk you through the numbers, and Tom Glocer, our CEO, who is joining the call from New York and will talk about the operating environment and recap where we are on the Thomson-Reuters transaction,
     Before we start, I need to remind you that our comments today include forward-looking statements. The Risk Factors section of our Annual Report and today’s press release describe certain important factors which could cause actual results to change materially from those n our forward-looking statements today. You can get copies of our Annual Report and our press release from our website or from our Corporate Relations offices in London and New York. David, with that, over to you.
          David Grigson (Chief Financial Officer): Thank you very much. The key message from our figures today is that this has been another strong quarter for Reuters. ... This is particularly pleasing given the backdrop of a turbulent market, and the focus we have within the business of preparing for our integration with Thomson, as well as delivering on our commitments for this year. ...
     When it comes to looking forward to the rest of the year, we are still in an offer period, so we are not going to give any specific 2007 revenue or margin guidance as part of these Q3 results. ...
          Tom Glocer: Thank you, David. What I thought I would do over the next few minutes is to add a little colour to the operating environment and summarise where we are on the Thomson-Reuters combination.
     I will start by echoing David’s comments that our revenues and sales remain very strong. I am proud of this for two reasons. First, because we delivered this performance despite the potential distraction of the Thomson transaction. We all know how important it is for companies involved in large deals such as this to keep their eye on the ball and at Reuters we have stayed focused on delivering the signature year that David and I have called for. ...
     In Asia, we saw 10% underlying growth, boosted by an improving performance by Japan. Our investments in content and technology for new markets, such as China and India, are increasingly positioning us as the vendor of choice for our global customers, as they expand their operations. The strength of our brand and depth of relationships we enjoy in the Asian markets are among the key strengths that make us such an attractive partner to Thomson. ...
     Last but not least, let me turn to the creation of Thomson-Reuters. Since I last spoke to you in July, a lot of my time has been spent planning for the integration and I continue to be pleased with the progress that we are making on the strategic, technical and organisational blueprints.
     You will have seen that we now have clear timetables from the regulators and that we anticipate receiving regulatory clearance in the first quarter.
     We are moving ahead as quickly as we can with integration planning so that, when we get clearance, we will be ready to move swiftly towards bringing Thomson-Reuters to life. I remain very confident that the transaction will be cleared, given the support we have from our customers and the complementary nature of our two businesses. ...
          Paul Gooden (ABN): ...Just one more question. Is there any anecdotal evidence yet that customers are planning to drop either Reuters or Thomson for reasons other than contingency requirements, or is there just no sign of that yet?
          Tom Glocer: That is a little premature. What we owe our customers first, and we shall certainly do by the time we close, is a very clear roadmap of the strategic product architecture and what direction we are taking it in. Without that, it is way too early for them to choose, but the support from our customers throughout this period is very good. ...
          Polo Tang (UBS): ... Secondly, can you give us some colour on the issues that the regulator is looking at for the EC in light of your discussions?
          Tom Glocer: ... Turning to the second question on the dialogue with the EC, it has been very constructive. It is a conversation that we want to have in private with them as opposed to publicly or in notes. There is not much more to add than we said in the regulatory update a couple of weeks ago. We have a timetable that looks realistic and we very much look forward to getting clearance in the first quarter. ...
          Giasone Salati (Execution): Just one point on the merger, again: in the last statement from Reuters, we could imply that Reuters officially expects the merger to close with no remedies and possibly even ahead of 25 February in Europe. Would that be correct? Is that still your position?
          Tom Glocer: On the issue of remedies, where we stand today is that we have had no discussions about remedies. What I said in the summer still holds, which I caveated to say that I cannot speak for the regulators and obviously, we have great respect for what they do and how they see the market. From our perspective though, because of the relatively small penetration of Thomson in Europe, coupled with just the very complementary nature of the two businesses, we do not see where there should be a need for remedies. That does not translate to a guarantee that there will not be any. That is the first point.
     Secondly, on the timing, we do obviously have more information than we did in the summer. We are in Phase 2 and the natural date for it to end, if it just followed the regular Phase 2 course, would be 25 February. You then need to tack on four to six weeks to that to get the court approvals, the EGMs and so on. It is still possible, and the EU will, on occasion, allow a shortened Phase 2. I do not want to say any more other than from my perspective and David’s, the sooner we can close and get running as a joint company, the better. So come back to what we said in the release: we expect to get clearance in the first quarter. That might be on 25 February. It is possible that might be sooner. And we will then proceed to close as soon as we can.
          Giasone Salati: May I follow up on that, please? Then we will have no official guidance for Reuters standalone?
          Tom Glocer: I suppose that is right, David? We will not be updating our guidance? You will obviously get to see, at the end of February, what the full year looked like but for the same reasons we did not do so today, we will not be updating specifically our guidance either on revenue margin or certainly on profit line. ...